BAKER & MCKENZIE

東京青山・青木法律事務所

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FILE NO. 82-3919

May 30, 2005

BY AIR MAIL

SUPPL


PROCESSING SECTION
RECEIVED
JUN 09 2005
198
SEC MAIL
WASH., D.C.

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

BANDAI CO., LTD.
Re: Sponsored Level 1 ADR Facility

Dear Sirs:

Pursuant to Rule 12g3 - 2 (b) under the Securities Exchange Act of 1934, we, as legal counsels to Bandai Co., Ltd. (the "Company") with respect to its ADR program, enclose herewith English translation of the documents which contents were announced by the Company as follows:

- Notice of Acquisition of the Shares of NAMCO LIMITED (dated May 2, 2005) and
- Notice of Change of Representative Directors (dated May 2, 2005)

With kind regards,

Yours truly,

Fusako Otsuka


JUN 13 2005

Encl.
cc: Bandai Co., Ltd.
cc: The Bank of New York

FILE No. 82-3919

(Translation)

May 2, 2005

Name of the Company: Bandai Co., Ltd.

Name and Position of the Representative:

Takeo Takasu
President and Representative Director

Inquiries shall be directed to: Hiroshi Kawasaki
General Manager, President Office
Tel.: 03 (3847) 5005

(Code No. 7967, The First Section of the Tokyo Stock Exchange)

Notice of Acquisition of the Shares of NAMCO LIMITED

Notice is hereby given that Bandai Co., Ltd. acquired the shares of NAMCO LIMITED (Code No. 9752, The First Section of the Tokyo Stock Exchange) today, as described below:

Description

1. Class of shares to be acquired: Shares of common stock of the Company
2. Total number of shares to be acquired: 7,000,000 shares
3. Date of acquisition: May 2, 2005
4. Aggregate acquisition price of shares: ¥10,535,000,000
5. Other party to the acquisition: Masaya Nakamura
MAL Ltd.
6. Shareholding after the acquisition: 7,000,000 shares

   (Ratio thereof to the total number of issued shares of NAMCO LIMITED: 6.3%)

- END -

(Excerpt translation)

FILE No. 82-3919

May 2, 2005

Name of the Company: Bandai Co., Ltd.

Name and Position of the Representative:

Takeo Takasu
President and Representative Director

Inquiries shall be directed to: Hiroshi Kawasaki
General Manager, President Office
Tel.: 03 (3847) 5005

(Code No. 7967, The First Section of the Tokyo Stock Exchange)

Notice of Change of Representative Directors

Notice is hereby given that the Board of Directors of Bandai Co., Ltd. (the "Company") at its meeting held on May 2, 2005, resolved unofficially to change the Representative Directors, as described below:

Description

(1) Content of the change:

Name	New title	Previous title
Takeo Takasu	Chairman and Representative Director	President and Representative Director
Kazunori Ueno	President and Representative Director	Managing Director
Ryohei Tsunoda	Director (incharge of overseas business) and Chairman and Representative Director of BANDAI AMERICA INC.	Executive Vice President and Representative Director

(2) Reason for the change:

The Company intends to change its management structure in accordance with management integration with NAMCO LIMITED by establishing a joint holding company.

(3) Expected date of assumption of office:

They will be appointed at the meeting of the Board of Directors after the Ordinary General Meeting of Shareholders of the Company to be held on June 23, 2005.

(4) Name and curriculum vitae of the new Representative Director:

New title: President and Representative Director
Name: Kazunori Ueno

(Translation of curriculum vitae omitted)

- END -